# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beamr Imaging Ltd., CIK 0001899005
CUSIP: M1R79L104
Title of class of securities: Ordinary Shares, par value NIS 0.05 per share
Address of issuer's principal executive offices: 10 HaManofim Street, Herzeliya, Israel (L3), 4672561
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001981861

## Reporting persons
- Sharon Carmel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 3,568,190; shared voting power 0; sole dispositive power 3,568,190; shared dispositive power 0; aggregate amount beneficially owned 3,568,190 (22.99% of the class)
  Comment: (1) Based on 15,518,794 ordinary shares, par value NIS 0.05 per share, issued and outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Beamr Imaging Ltd.
Address of issuer's principal executive offices: 10 HaManofim Street Herzeliya, 4672561, Israel

## Item 2. Person Filing
Name of person filing: Sharon Carmel, Chief Executive Officer
Address of principal business office or, if none, residence: 10 HaManofim Street Herzeliya, 4672561, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sharon Carmel: /s/ Sharon Carmel, Sharon Carmel (03/11/2025)